Applied Inventions Management Corp.
(the "Corporation")

FORM OF PROXY ("PROXY")

Annual and Special Meeting
November 6, 2018 at 8:00 a.m. (Toronto time)
4100-66 Wellington Street West, PO Box 35, Toronto-Dominion Centre,
Toronto, ON, M5K 1B7
(the "Meeting")

RECORD DATE: October 5, 2018
CONTROL NUMBER: «CONTROL_NUMBER»
SEQUENCE #: «SEQUENCE_NUMBER» - «CUSIP» - «PartAcct_No»
FILING DEADLINE FOR PROXY: November 2, 2018 at 8:00 a.m. (Toronto time)

VOTING METHOD	
INTERNET	Go to www.voteproxyonline.com and enter the 12 digit control number above
FACSIMILE	416-595-9593
MAIL or HAND DELIVERY	TSX Trust Company 301 - 100 Adelaide Street West Toronto, Ontario, M5H 4H1

The undersigned hereby appoints **Michael B. Stein** whom failing **Gabriel Nachman** (the "Management Nominees"), or instead of any of them, the following Appointee

Please print appointee name

as proxyholder on behalf of the undersigned with the power of substitution to attend, act and vote for and on behalf of the undersigned in respect of all matters that may properly come before the Meeting and at any adjournment(s) or postponement(s) thereof, to the same extent and with the same power as if the undersigned were personally present at the said Meeting or such adjournment(s) or postponement(s) thereof in accordance with voting instructions, if any, provided below.

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- SEE VOTING GUIDELINES ON REVERSE -

RESOLUTIONS – MANAGEMENT VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT ABOVE THE BOXES

1. Appointment of Auditors — FOR / WITHHOLD

To appoint **RSM Canada LLP** as auditor of the Corporation until completion of the proposed reverse take-over of the Corporation by High Street Capital Partners LLC d/b/a Acreage Holdings ("**Acreage**"), whereby the Corporation will become the indirect parent of Acreage (the "**Business Combination**") and authorize the board of directors of the Corporation (the "**Board**") to fix the auditor's remuneration the Directors to fix their remuneration.

2. Fix the Number of Directors — FOR / AGAINST

To fix the number of directors of the Corporation until completion of the Business Combination at four (4) for the ensuing year.

3. Election of Directors — FOR / WITHHOLD

To elect the directors of the Corporation that will hold office until the next general meeting of the Corporation or completion of the Business Combination:

a) Michael Stein
b) Nicholas Harlton
c) Gabriel Nachman
d) Barry Polisuk

4. Continuance, Subdivision and Consolidation — FOR / AGAINST

To pass a special resolution (the "**Continuance Resolution**"), the full text of which is set forth in the accompanying management information circular of the Corporation dated October 5, 2018 (the "**Information Circular**"), approving: (i) the application by the Corporation to the Ontario Ministry of Government and Consumer Services for authorization for the Corporation to continue from the Province of Ontario into the Province of British Columbia (the "**Continuance**") prior to the completion of the Business Combination; and (ii) the filing with the Registrar of Companies under the *Business Corporations Act* (British Columbia) (the "**BCBCA**") of a continuation application for the Continuance (the "**Continuance Application**"). The Continuance Resolution, if passed, will also approve: (i) the adoption by the Corporation upon Continuance of articles under the BCBCA in the form attached as Schedule "A" (the "**Articles**") to the Information Circular; (ii) the inclusion with the Continuance Application of a notice of articles under the BCBCA reflecting the information that will apply to the Corporation upon Continuance (the "**Notice of Articles**"); and (iii) concurrently with and conditionally upon the Continuance, the amendment, by the Articles and Notice of Articles, of the Corporation's current Articles of Incorporation and bylaws under the *Ontario Business Corporations Act* (Ontario), to make all changes necessary to conform to the BCBCA, and to:

CONTINUED – Continuance, Subdivision and Consolidation

a) effect the Subdivision (as such term is defined in the Information Circular);
b) effect the Consolidation (as such term is defined in the Information Circular);
c) amend the terms of the Subordinate Voting Shares (as such term is defined in the Information Circular) such that they will have the special rights and restrictions described under "Summary Share Terms" of the Information Circular (the "**New Subordinate Voting Shares**");
d) create a new class of Multiple Voting Shares (as such term is defined in the Information Circular) having the special rights and restrictions described under "Summary Share Terms" of the Information Circular;
e) create a new class of Proportionate Voting Shares (as such term is defined in the Information Circular) having the special rights and restrictions described under "*Summary Share Terms*" of the Information Circular;
f) amend the terms of the existing Class B Multiple Voting Shares resulting from the Subdivision and the Consolidation such that they will have the same special rights and restrictions as the New Subordinate Voting Shares, and be redesignated as New Subordinate Voting Shares; and

5. Appointment of Post-Business Combination Auditors — FOR / WITHHOLD

Conditional on and effective upon completion of the Business Combination, appoint **MNP LLP** or another auditor designated by Acreage as auditor for the Corporation and authorize the Board of Directors to fix the auditor's remuneration.

6. Change of Financial Year End Resolution in Connection with the Business Combination — FOR / AGAINST

Prior to the completion of the Business Combination, change the financial year end of the Corporation to December 31st.

7. Fixing the Number of Directors in Connection with the Business Combination — FOR / AGAINST

Immediately prior to the completion of the Business Combination, to fix the number of directors at seven (7).

9. Election of Directors Upon Completion of Business Combination — FOR / WITHHOLD

a) John Boehner
b) Larissa Herda
c) Douglas Maine
e) Kevin P. Murphy
f) William F. Weld
g) William C. Van Faasen

VOTING RESOLUTIONS CONTINUE ONTO NEXT PAGE

This proxy revokes and supersedes all earlier dated proxies and **MUST BE SIGNED**

PLEASE PRINT NAME

Signature of registered owner(s) *Date (MM/DD/YYYY)*

TMX TSX Trust

Voting Resolutions Continued –

	FOR	AGAINST
9. Name Change in Connection with the Business Combination To change in the name of the Corporation to "Acreage Holdings, Inc." or such other name as the directors of the Corporation, in their sole discretion, may determine, to take effect upon the Continuance.	☐	☐
10. Post-Business Combination Equity Incentive Plan Conditional on and effective upon completion of the Business Combination, to approve a new long-term equity based incentive plan of the Corporation.	☐	☐

Proxy Voting – Guidelines and Conditions

1. **THIS PROXY IS SOLICITED BY MANAGEMENT OF THE CORPORATION.**
2. **THIS PROXY SHOULD BE READ IN CONJUNCTION WITH THE MEETING MATERIALS PRIOR TO VOTING.**
3. **If you appoint the Management Nominees to vote your securities, they will vote in accordance with your instructions or, if no instructions are given, in accordance with the Management Voting Recommendations highlighted for each Resolution on the reverse. If you appoint someone else to vote your securities, they will also vote in accordance with your instructions or, if no instructions are given, as they in their discretion choose.**
4. This proxy confers discretionary authority on the person named to vote in his or her discretion with respect to amendments or variations to the matters identified in the Notice of the Meeting accompanying the proxy or such other matters which may properly come before the Meeting or any adjournment or postponement thereof.
5. **Each security holder has the right to appoint a person other than the Management Nominees specified herein to represent them at the Meeting or any adjournment or postponement thereof.** Such right may be exercised by inserting in the space labeled "*Please print appointee name*", the name of the person to be appointed, who need not be a security holder of the Corporation.
6. To be valid, this proxy must be signed. Please date the proxy. If the proxy is not dated, it is deemed to bear the date of its mailing to the security holders of the Corporation.
7. To be valid, this proxy must be filed using one of the ***Voting Methods*** and *must be received by TSX Trust Company* before the ***Filing Deadline for Proxies***, noted on the reverse or in the case of any adjournment or postponement of the Meeting not less than 48 hours (Saturdays, Sundays and holidays excepted) before the time of the adjourned or postponed meeting. Late proxies may be accepted or rejected by the Chairman of the Meeting in his discretion, and the Chairman is under no obligation to accept or reject any particular late proxy.
8. If the security holder is a corporation, the proxy must be executed by an officer or attorney thereof duly authorized, and the security holder may be required to provide documentation evidencing the signatory's power to sign the proxy.
9. Guidelines for proper execution of the proxy are available at www.stac.ca. Please refer to the Proxy Protocol.

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Request for Financial Statements

In accordance with securities regulations, security holders may elect to receive Annual Financial Statements, Interim Financial Statements and MD&As.

Instead of receiving the financial statements by mail, you may choose to view these documents on SEDAR at www.sedar.com.

I am currently a security holder of the Corporation and as such request the following:

☐ **Annual Financial Statements with MD&A**

☐ **Interim Financial Statements with MD&A**

If you are casting your vote online and wish to receive financial statements, please complete the online request for financial statements following your voting instructions.

If the cut-off time has passed, please fax this side to 416-595-9593

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Applied Inventions Management Corp.
2018